UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                               :
          In the Matter of                     :
                                               :
     ENTERGY GULF STATES, INC.                 :  CERTIFICATE PURSUANT
                                               :        TO
                                               :      RULE 24
          File No. 70-9751                     :
                                               :
 (Public Utility Holding Company Act of 1935)  :
                                               :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 26, 2000.

           On November 7, 2002, the Company issued and sold, by private placement, to Lehman Brothers Inc., Banc One Capital Markets, Inc., BNY Capital Markets, Inc., SG Cowen Securities Corporation, The Royal Bank of Scotland plc, as initial purchasers, $200,000,000 of its First Mortgage Bonds, 5.20% Series due December 3, 2007 (the "Bonds"), issued pursuant to the Sixty-First Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented. The proceeds of such sale are to be used to redeem or repurchase all or a portion of the Company's 6.75% First Mortgage Bonds due March 1, 2003 and/or a portion of the Company's First Mortgage Bonds, Floating Rate Series, due June 1, 2003.

     Attached hereto are:

          Exhibit A-2(b) - Conformed copy of the Sixty-First
                           Supplemental Indenture relating  to  the
                           Bonds.

          Exhibit A-3(a) - Conformed copy of Bond.

          Exhibit B-9(b) - Conformed  copy of  the  Purchase
                           Agreement relating to the Bonds.

          Exhibit F-1(b) - Post-effective opinion of Orgain,
                           Bell  &  Tucker, L.L.P. counsel  of  the
                           Company.

          Exhibit F-2(b) - Post-effective opinion of Mark G.
                           Otts,  Senior  Counsel -  Corporate  and
                           Securities of Entergy Services, Inc., counsel for the Company.

          Exhibit F-3(b) - Post-effective opinion of  Thelen
                           Reid  &  Priest  LLP,  counsel  for  the
                           Company.


           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this the 18th day of November, 2002.


                                 ENTERGY GULF STATES, INC.



                                 By:   /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer